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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Corning Natural Gas Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
219381100
(CUSIP Number)
Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 East 9th St., 20th Floor, Cleveland, OH 44114, (216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 24, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	219381100	Page	2	of	6

1	NAMES OF REPORTING PERSONS Michael I. German

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		142,816

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		142,816

WITH	10	SHARED DISPOSITIVE POWER

		17,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	159,816[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Includes 42,064 warrants to purchase shares of common stock that are currently exercisable.

CUSIP No.	219381100	Page	3	of	6
Item 1. Security and Issuer.
     This Schedule 13D relates to shares of common stock, par value $5.00 per share (the “Shares”), of Corning Natural Gas Corporation, a New York corporation (“Corning”), which has its principal executive offices at 330 West William Street, Corning, New York 14830.
Item 2. Identity and Background.
     (a) This Schedule 13D is filed by Michael I. German for the purpose of reporting acquisitions of Shares of Corning. Mr. German is President and Chief Executive Officer of Corning.
     (b) The business address of Mr. German is 330 West William Street, Corning, New York 14830.
     (c) Mr. German’s principal occupation is President and Chief Executive Officer of Corning, a natural gas utility located at 330 West William Street, Corning, New York 14830.
     (d) Negative with respect to Mr. German.
     (e) Negative with respect to Mr. German.
     (f) Mr. German is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     The Shares reported in Item 5(c) as having been acquired by Mr. German were acquired for the aggregate purchase price of approximately $961,456 (excluding commissions) with Mr. German’s personal funds.
Item 4. Purpose of Transaction.
     Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, and other than in his capacity as an officer and director of Corning, Mr. German does not currently have plans or proposals that relate to or would result in any of the following:
     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Corning;
     (ii) the sale or transfer of a material amount of assets of Corning;
     (iii) a change in the present board of directors or management of Corning;
     (iv) a material change in the present capitalization or dividend policy of Corning;
     (v) a material change in the business or corporate structure of Corning;

CUSIP No.	219381100	Page	4	of	6
     (vi) a change to the articles of incorporation, or bylaws of Corning, or an impediment to the acquisition of control of Corning, by any person;
     (vii) the delisting from the Over-the-Counter Bulletin Board of Corning’s Shares;
     (viii) a class of equity securities of Corning becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (ix) any action similar to any of those enumerated in (i) through (viii) above.
     Mr. German reserves the right to modify his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, Mr. German may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) Based solely on information provided by Corning, there are 809,550 Shares outstanding.
     Mr. German beneficially owns 117,752 Shares, including 10,000 Shares owned jointly by Mr. German and two other individuals, and 42,064 warrants to purchase common shares, including 7,000 warrants owned jointly by Mr. German and two other individuals, or 18.8% of the outstanding Shares, assuming the exercise of the warrants owned by Mr. German individually and jointly. Mr. German disclaims beneficial ownership of the Shares and warrants he owns jointly with two other individuals except to the extent of his pecuniary interest in these securities.
     (b) Mr. German has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, 107,752 Shares and 35,064 warrants owned by him individually. He has shared power to vote, or to direct the voting of, and shared power to dispose, or direct the disposition of, 10,000 Shares and 7,000 warrants he owns jointly with two other individuals.
     (c) On August 24, 2007, Mr. German purchased 60,091 investment units, at a price of $16.00 per unit, each consisting of one Share and one four-year warrant to purchase 0.7 Shares at a cash exercise price of $19.00 per Share, in Corning’s rights offering. 10,000 of these investment units were purchased jointly with two other individuals.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Not applicable.

CUSIP No.	219381100	Page	5	of	6
Item 7. Material to be Filed as Exhibits.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 4, 2007

/s/ Michael I. German
Michael I. German